Filed Pursuant to Rule 424(b)(2)
Registration No. 333-223208
Supplement dated September 21, 2018
to Pricing Supplement dated August 22, 2018
Equity Index Underlying Supplement dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
Prospectus dated February 26, 2018



HSBC USA Inc.
Lookback Trigger PLUS Based on the Price of the iShares® China Large-Cap ETF due February 27, 2020
CUSIP: 40435X546
(the "Trigger PLUS")

This document supplements the offering documents referenced above, including in connection with any secondary market transactions in the Trigger PLUS by HSBC Securities (USA) Inc. and its affiliates. Terms used but not defined in this supplement have the meanings set forth in those offering documents.

In the pricing supplement, dated August 22, 2018 and filed with the Securities and Exchange Commission (the "SEC") on August 24, 2018 (the "Pricing Supplement"), the initial share price was defined as the lowest official closing price of the iShares® China Large-Cap ETF on any scheduled trading day during the initial share price observation period.

The initial share price observation period is from and including the pricing date (August 22, 2018) to and including September 21, 2018. The lowest official closing price of the iShares® China Large-Cap ETF during the initial share price observation period is $40.39, which was the official closing price of the iShares® China Large-Cap ETF on September 11, 2018.

Therefore, the initial share price for the Trigger PLUS is $40.39.

Documentation

You should read this supplement, together with the documents listed below, which together contain the terms of the Trigger PLUS and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page 7 of the Pricing Supplement, page S-1 in the prospectus supplement and page S-1 of the ETF Underlying Supplement, as the Trigger PLUS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the Trigger PLUS.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Pricing Supplement dated August 22, 2018:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418046279/tv501603_424b2.htm

- The ETF Underlying Supplement dated February 26, 2018:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010788/tv486720_424b2.htm

- Prospectus supplement dated February 26, 2018:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

- Prospectus dated February 26, 2018:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm